SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      EAST RIVER CAPITAL II, LLC (OFFEROR)
                 EAST RIVER CAPITAL LLC (MEMBER OF THE OFFEROR)
                     JAMES A. COYNE (MANAGER OF THE OFFEROR)
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                                  CLASS A UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JAMES A. COYNE
                                 200 NYALA FARMS
                               WESTPORT, CT 06880
                                 (203) 301-0555
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                                MICHAEL J. CHOATE
                        111 EAST WACKER DRIVE, SUITE 2800
                             CHICAGO, ILLINOIS 60601
                                 (312) 836-4066

                            Calculation of Filing Fee
-------------------------------------------    ---------------------------------
Transaction Valuation:  $5,480,871.75*         Amount of Filing Fee:  $1,096.17
-------------------------------------------    ---------------------------------

* For purposes of calculating the filing fee only. Assumes the purchase of 2,435,943 Units at a purchase price equal to $2.25 per Unit in cash.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         |X|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer (the "OFFER") by East River Capital II, LLC, a Delaware limited liability company (the "PURCHASER") to purchase up to 2,435,943 Units of Class A Units (the "UNITS") of Professional Lease Management Income Fund I, L.L.C., a Delaware limited liability company (the "FUND"), the subject company, at a purchase price equal to $2.25 per Unit, in cash, less the amount of any distributions declared or made with respect to the Units between May 10, 2006 (the "OFFER DATE") and June 9, 2006 or other date to which this Offer may be extended (the "EXPIRATION DATE"), hereinafter referred to as the "OFFER PRICE," upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2006 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. As noted above, the Offer Price will be reduced for distributions made or declared prior to the Expiration Date. Under the terms of the Offer, tendering Unitholders assign any distributions made or declared by the Fund after the Expiration Date.

         If the Offer Price is changed, for any reason, the Purchaser will file an amendment to this Schedule TO reflecting the change and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         According to the Annual Report on Form 10-KSB filed by the Fund for the fiscal year ended December 31, 2005, the Fund had 4,840 holders of record owning an aggregate of 4,971,311 Units. The Purchaser and its affiliates do not currently beneficially own, directly or indirectly, any Units. The Units subject to the Offer constitute approximately 49% of the outstanding Units. East River Capital LLC, the sole member of the Purchaser, agreed to contribute any amounts needed by the Purchaser to purchase the Units.

         The Fund's principal executive office is located at 405 Lexington Avenue, 67th Floor, New York, New York 10174, and its phone number is (212) 682-3344.

         The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Statement.

ITEM 12. EXHIBITS.

(a)  (1) Offer to Purchase, dated May 10, 2006
(a)  (2) Form of Letter of Transmittal
(a)  (3) Form of Letter to Unitholders, dated May 10, 2006
(b)- (h) Not applicable.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.


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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2006

EAST RIVER CAPITAL II, LLC

/S/ JAMES A. COYNE
------------------------
By: James A. Coyne

Its:     Manager


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


                                  EXHIBIT INDEX

Exhibit                Description
-------                -----------
(a)   (1)              Offer to Purchase, dated May 10, 2006
(a)   (2)              Form of Letter of Transmittal
(a)   (3)              Form of Letter to Unitholders, dated May 10, 2006



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